EXHIBIT 99.2

PRETIUM RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2015

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of Pretium Resources Inc. (“Pretivm”, the “Company”, “we” or “us”) for the year ended December 31, 2015 as publicly filed on the System for Electronic Document Analysis and Retrieval (SEDAR) website.

All dollar amounts are expressed in thousands of Canadian Dollars unless otherwise specified.

We have prepared the audited consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A is prepared as of March 10, 2016 and includes certain statements that may be deemed “forward-looking statements”. We direct investors to the section “Risks and Uncertainties” and “Statement on forward-looking information” included within this MD&A.

Additional information relating to us, including our Annual Information Form and Form 40-F, is available on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov.

Our Business

Pretivm was incorporated on October 22, 2010 under the laws of the Province of British Columbia. We are an exploration and development company that was formed for the acquisition, exploration and development of precious metal resource properties in the Americas.

We have a 100% interest in the Brucejack Project and the Snowfield Project, both of which are located in northwestern British Columbia.

The Brucejack Project is our material mineral project. Our focus is on advancing the Brucejack Project to production as a high-grade gold underground mine, with engineering and construction underway.

The mineral claims for the Snowfield Project are in good standing until 2026 and we continue to conduct baseline environmental studies for potential future development.

4th Quarter Highlights

•	On October 1, 2015 we announced the appointment of Dr. Nicole Adshead-Bell to our Board of Directors.

•
On October 8, 2015, we announced a second set of drill results from the regional grassroots exploration drill program underway on the property surrounding the Brucejack Project. High-grade gold intersections encountered in the Flow Dome Zone 1,000 meters east of the Valley of Kings supported results previously reported confirming the presence of either a new stockwork zone or an extension of the Valley of the Kings deposit.

•
On December 15, 2015, we announced the final set of drill results from the regional grass roots exploration drill program conducted on the property surrounding the Brucejack Project. The results include long intervals of low-grade gold mineralization at depth to the south and southeast of the Valley of the Kings deposit and polymetallic mineralization in a new zone 13 kilometers southeast of the Project.

•
Subsequent to our year end, on January 12, 2016, we announced a fifth set of results from the underground infill drill program at the Brucejack Project’s Valley of the Kings. Results continue to confirm the style and grade distribution of the Valley of the Kings gold mineralization, which include the intersection of high grade and visible gold. Reported assays include seven intersections grading greater than 1,000 grams per tonne gold.

•
On February 17, 2016, we announced an updated cost and working capital estimate for the Brucejack Project. The estimated total project capital cost to complete design, construction, installation and commissioning, including contingencies and working capital, is US$696.8 million. Working capital for the three-month period of post-plant commissioning and initial gold production covers the cost of operations, but does not take into account any revenue generated during this period.

•
On February 22, 2016, we announced the filing of a preliminary prospectus supplement to our short form base shelf prospectus in connection with a US$120 million marketed offering of our common shares through a syndicate of underwriters. On February 23, 2016, we announced the underwriters had agreed to purchase 26,210,000 of our common shares at US$4.58 per share, for gross proceeds of approximately US$120 million. The underwriters were also granted an over-allotment option to purchase an additional 2,174,000 common shares at US$4.58 per share, exercisable for a period of 30 days following closing. On March 1, 2016, we announced the closing of the marketed offering of our common shares for gross proceeds of US$129,998,720, which included the exercise of the over-allotment option.

•
On March 8, 2016, we announced a sixth set of results from the underground infill drill program at the Brucejack Project’s Valley of the Kings. Results continue to confirm the style and grade distribution of the Valley of the Kings gold mineralization, which include the intersection of high grade and visible gold. Reported assays include four intersections grading greater than 1,000 grams per tonne gold.

Operations

Brucejack Project

The Brucejack Project is located approximately 950 km northwest of Vancouver, British Columbia and 65 km north-northwest of Stewart, British Columbia and is comprised of 4 mining leases and 6 mineral claims totaling 3,054 hectares in area. The Brucejack Project forms part of our contiguous claims package that comprises over 122,133 hectares.

Project Permitting

During 2015, the Company received all major federal and provincial regulatory permits required to begin development work towards commercial production at the Brucejack Project:

•
On March 27, 2015, we were issued an Environmental Assessment Certificate for the Brucejack Project by the British Columbia Minister of the Environment and Minister of Energy and Mines. The Ministers issued the certificate with conditions that have given them the confidence to conclude that the Project will be constructed, operated and decommissioned in a way that ensures no significant adverse effects are likely to occur. We addressed these conditions in advance of the start of mine construction.

•
On July 30, 2015, we received a positive Environmental Assessment Decision Statement from the Federal Minister of the Environment. The Decision Statement found that the Brucejack Project is not likely to cause significant adverse environmental effects. In reaching the Decision, the Minister considered the Project Recommendation and the Canadian Environmental Assessment Agency (CEAA) Environmental Assessment Report. The Report includes CEAA’s conclusions and recommendations on the potential environmental effects of the Project, the proposed mitigation measures, the significance of any remaining adverse environmental effects and the follow-up program.

•
On August 31, 2015, we announced that we had received a Mines Act Permit and Environmental Management Act Permit from the British Columbia Minister of Energy and Mines and Ministry of Environment approving our mine plan and reclamation program allowing commercial production at the Brucejack Project. The Mines Act Permit allows for the construction of a 2,700 tonnes per day doré and flotation plant, development of an underground mine, and associated facilities and other infrastructure. The Environmental Management Act Permit governs effluent discharge during construction and operation.

Construction Financing

On September 21, 2015, we completed a US$540 million construction financing with Orion Mine Finance Group and Blackstone Tactical Opportunities. The financing provided immediate access to US$340 million and will fund a substantial portion of the costs to develop an underground mine at the Brucejack Project. The financing was comprised of a credit facility for US$350 million, a US$150 million prepayment under a callable gold and silver stream agreement and a private placement of our common shares for US$40 million (see “Liquidity and Capital Resources” below).

On March 1, 2016, we closed a marketed offering of 28,384,000 common shares at a price of US$4.58 per common share for gross proceeds of US$130 million. The net proceeds will be used (i) to fund development of the Brucejack Project, (ii) for working capital during start-up and (iii) for general corporate purposes.

With the US$540 million construction financing, available cash on hand and the completion of the equity offering of US$130 million, the US$696.8 million estimated development cost of the Brucejack Project is fully funded.

Project Engineering

Basic and detailed engineering activities have been ongoing following the completion in June 2014 of the updated National Instrument 43-101 compliant feasibility study for the Brucejack Project. All long lead-time items have been ordered, including the ball mill, SAG mill, and transformers. Construction power generators are in operation. Detailed project engineering continues and a comprehensive review of capital costs was initiated during the fourth quarter of 2015 (see “Revised Brucejack Project Capital Costs and Economics” below).

Construction Progress

Construction at the Brucejack Project commenced on September 5, 2015. Construction at the mine remains on schedule for expected commissioning in the third quarter of 2017. The permanent camp pad has been completed with the first concrete poured on January 19, 2016, and mobilization of the 330-person permanent camp to site is expected to begin in March.

Bulk earthworks to level the site for the mill building are expected to be completed in March with concrete foundation work scheduled to begin in April. The construction of the transmission line is also expected to commence in April.

The pre-production underground development contract was awarded to Cementation Canada Inc., and their crews have been mobilized to site and operating on multiple headings since early January.

There are currently over 700 employees and contractors working on the Brucejack Project.

Revised Brucejack Project Capital Costs and Economics

On February 17, 2016, we announced an updated cost estimate and project update for the Brucejack Project.

Based on the achievement of the 60% engineering milestone, a capital cost estimate was carried out in late 2015 (the “Updated Estimate”) to update the June 2014 Feasibility Study cost estimate (the “Feasibility Study Estimate”) for the Brucejack Project. The estimated total project capital cost to complete design, construction, installation and commissioning, including contingencies and working capital, is US$696.8 million. Working capital for the three-month period of post-plant commissioning and initial gold production covers the cost of operations, but does not take into account any revenue generated during this period. The working capital estimate also covers the costs for prepayments related to electrical power and permitting, including US$9 million in government fees and bonds.

Updated Capital Costs

Underground development is projected to cost US$17.7 million less than estimated in the Feasibility Study Estimate. Underground mining equipment of US$23.4 million has been deferred to sustaining capital due to the use of the third party mining contractor’s equipment.

The mill building design-build contract is US$9.5 million less than estimated in the Feasibility Study Estimate. In addition to construction savings, the lower assumed Canadian dollar exchange rate resulted in a favorable foreign exchange difference of approximately US$145 million.

Owner’s costs, excluding working capital, increased by US$46.7 million, primarily as a result of additional environmental monitoring costs of US$18.6 million, additional winter construction costs of US$14.5 million due to receipt of permits in September and additional camp support costs of US$10.8 million to cover an increase in overall man-hours during construction. The engineering, procurement and construction management contractor increased its costs by US$18.4 million.

A summary of capital costs from the Updated Estimate in comparison with the Feasibility Study Estimate is shown below.

Table 1: Capital Costs Summary Comparison

	Updated Estimate (US$ million) (1)	Feasibility Study Estimate (US$ million) (2) (3)
Mine underground	101.4	151.7
Mine site(4)	165.3	183.6
Offsite Infrastructure	81.0	85.9
Total Direct Costs	347.7	421.2
Indirect Costs	97.5	106.7
Owner's Costs	160.3	150.0
Contingency(5)	35.3	69.0
Total Capital Cost	640.8	746.9
Working Capital	56.0	---	(6)
Total Construction Cost	696.8	746.9
(1)	US$0.75:C$1
(2)	US$0.92:C$1
(3)	Certain costs were re-classified to conform to updated estimate categories/presentation.
(4)	Includes mine site, mine site process, mine site utilities, mine site facilities, tailings facilities, mine site temporary facilities and surface mobile equipment.
(5)	Contingency has been reduced to US$35.3 million based on 60% level of engineering and significant commitments now in place.
(6)	Working capital was included in the financial model, but not in capital cost estimate.

As part of the capital cost estimate update, a third party review and evaluation of the plans, budget and schedule for the Brucejack Project was completed by Martyn Creaney. Mr. Creaney has been actively involved in the development of projects in Australia, Asia and the Americas including 25 years with Placer Dome, where from 2000 to 2006 he served as Vice President of Design & Construction, overseeing all design and construction activities. For the past ten years he has provided advisory services to consulting clients, and is OceanaGold’s Senior Project Advisor for the development of the Haile Gold Mine in South Carolina.

Updated Economic Evaluation

An updated summary of Brucejack economic results by metal price is shown below.

Table 2: Summary of Brucejack Economic Results by Metal Price – February 2016 Update (7,8)
	Low Case	Base Case	High Case
Gold Price (US$/ounce)	$800	$1,100	$1,400
Silver Price (US$/ounce)	$10.00	$14.00	$18.00
Net Cash Flow (US$)	$2.21 billion (pre-tax) $1.53 billion (post-tax)	$4.31 billion (pre-tax) $2.88 billion (post-tax)	$6.42 billion (pre-tax) $4.23 billion (post-tax)
Net Present Value(9) (5.0% discount) (US$)	$1.09 billion (pre-tax) $0.72 billion (post-tax)	$2.36 billion (pre-tax) $1.55 billion (post-tax)	$3.63 billion (pre-tax) $2.36 billion (post-tax)
Internal Rate of Return	20.2% (pre-tax) 16.8% (post-tax)	33.0% (pre-tax) 27.4% (post-tax)	43.8%(pre-tax) 36.3% (post-tax)
Payback(from start of production period)	4.9 years (pre-tax) 5.0 years (post-tax)	3.4 years (pre-tax) 3.5 years (post-tax)	2.7 years (pre-tax) 2.8 years (post-tax)
Exchange Rate (US$:C$)	0.75	0.75	0.75
(7)	Includes impact from financing announced September 15, 2015.
(8)	Financing impact assumes repayment of debt facility at maturity, exercise of maximum buyout options for offtake and stream facilities at December 31, 2018.
(9)	NPV is discounted to December 31, 2015.

The National Instrument 43-101 compliant Feasibility Study for the Brucejack Project titled Feasibility Study and Technical Report Update on the Brucejack Project, Stewart BC, dated June 19, 2014 filed was on SEDAR on June 30, 2014 (see news release dated June 19, 2014).

2015 Underground Infill Drill Program

The Valley of the Kings infill drill program continued through the quarter. The program has been planned to target stope areas in years 1 through 3 of the current mine plan (1320-meter level to 1200-meter level).

The planned drill program has been expanded to include extensions of Domain 20 which are adjacent to areas being mined in the early years of the 2014 Feasibility Mine Plan. Definition drilling from five underground drill stations is in progress and is expected to be completed in the second quarter of 2016. When completed, roughly 200 vertical meters over a strike length of 250 meters will have been drilled at 7.5 to 10-meter centers.

The primary purpose of the drilling is grade control, with the additional benefit of infill drilling inferred and non-stope indicated resources in the same area. Results from the program continue to confirm the style and grade distribution of the gold mineralization in the area being tested, which includes the intersection of high grade and visible gold.

2015 Regional Exploration Program Success and Follow-up

The 2015 grass-roots exploration program was comprised of prospecting, airborne EM, magnetic and radiometric surveys, and a surface drill program. The 2015 surface exploration drill program consisted of approximately 20,000 meters of drilling, which targeted porphyry/epithermal-style mineralization to the east of the Brucejack Project.

The 2015 regional exploration program was successful in expanding the size of the hydrothermal system that includes the Valley of the Kings and confirming the potential for additional mineralized zones to the east. With the discovery of the Flow Dome Zone the program was successful in extending the strike length of the Valley of the Kings gold mineralization 1,000 meters to the east of the current Valley of the Kings Measured and Indicated Mineral Resource. Results from the 2015 program will be used to prioritize targets for follow-up regional exploration programs.

Snowfield Project

The Snowfield Project borders the Brucejack Project to the north and is comprised of one mineral claim with an area of 1,267.43 hectares. Since we acquired the Snowfield Project in 2010, we have continued to carry out environmental studies in conjunction with the Brucejack Project. Our previous efforts focused on completing an updated mineral resource estimate for the project, examining alternatives for advancing the project and negotiating cooperation agreements with Seabridge Gold Inc. (“Seabridge”).

Joint Snowfield/ KSM Engineering Studies

We have entered into a confidentiality and cooperation agreement with Seabridge that, amongst other things, provided for the completion of an engineering study examining the economics of combining our Snowfield Project and Seabridge’s KSM Project as a single operation. The internal engineering study was finalized during the first quarter of 2012 and indicated that developing the KSM and Snowfield deposits together could produce better economics than developing KSM as a stand-alone project, although no property acquisition costs or allocation of initial KSM capital were considered.

We have also entered into a mutual access agreement with Seabridge that (a) gives Seabridge access to our Snowfield Project and us access to Seabridge’s KSM Project for the stripping of overburden and (b) provides us with road access to the Brucejack and Snowfield Projects over Seabridge’s KSM Project lands.

Snowfield represents a longer term gold opportunity for our shareholders.

Additional Claims

Our contiguous claims, including the claims comprising the Brucejack and Snowfield Projects, total over 122,133 hectares, providing further exploration potential to supplement the value we are creating at Brucejack (see “2015 Regional Exploration Program” above). A claim boundary map is available on our website.

Results of Operations

Our operations and business are not driven by seasonal trends, but rather the achievement of project milestones such as the achievement of various technical, environmental, socio-economic and legal objectives, including obtaining the necessary permits, completion of final feasibility studies, preparation of engineering designs, as well as receipt of financings to fund these objectives.

Selected Financial Information

Basis of Presentation

The following financial data has been derived from our consolidated annual financial statements which have been prepared in accordance with IFRS, as issued by the IASB, except for quarterly financial information which is derived from unaudited interim financial statements. Our significant accounting policies are outlined in Note 3 to our audited consolidated financial statements for the year ended December 31, 2015.

Annual information

Selected consolidated annual financial information for the years ended December 31, 2015, 2014 and 2013 are as follows (in $000’s):

	2015	2014	2013
Total revenue	$-	$-	$-
Loss per share - basic and diluted	$(0.00)	$(0.11)	$(0.16)
Loss and comprehensive loss	$(534)	$(12,445)	$(16,584)
Total assets	$1,479,745	$816,816	$726,261
Long-term liabilities	$464,100	$24,308	$19,836
Cash dividends	$-	$-	$-
Cash and cash equivalents	$387,925	$34,495	$11,575
Mineral properties, plant and equipment	$1,021,415	$768,072	$705,449

Quarterly information

Selected consolidated financial information for this quarter and the preceding seven quarters is as follows (in $000’s):

	2015 Q4	2015 Q3	2015 Q2	2015 Q1	2014 Q4	2014 Q3	2014 Q2	2014 Q1
Total revenue	$-	$-	$-	$-	$-	$-	$-	$-
Earnings (loss) per share - basic and diluted	$0.07	$(0.02)	$(0.02)	$(0.03)	$(0.02)	$(0.04)	$(0.03)	$(0.02)
Income (loss) and comprehensive income (loss)	$8,757	$(3,335)	$(2,426)	$(3,530)	$(2,094)	$(4,668)	$(3,306)	$(2,377)
Total assets	$1,479,745	$1,433,292	$931,111	$915,153	$816,816	$811,896	$749,142	$746,736
Long-term liabilities	$464,100	$461,298	$24,336	$23,252	$24,308	$23,379	$20,303	$19,228
Cash dividends	$-	$-	$-	$-	$-	$-	$-	$-
Cash and cash equivalents	$387,925	$453,233	$68,871	$103,412	$34,495	$63,981	$19,739	$24,706
Mineral properties, plant and equipment	$1,021,415	$919,522	$841,691	$793,349	$768,072	$736,526	$717,247	$712,275

Year ended December 31, 2015 compared to the year ended December 31, 2014

Net loss and comprehensive loss for the year ended December 31, 2015 was $534 compared to $12,445 for the year ended December 31, 2014. The decrease in the loss was largely attributed the change in fair value of the elements of the construction financing including the offtake obligation and stream obligation which resulted in a gain of $24,110. This was offset by an increase in share-based compensation, salaries and foreign exchange loss.

Gain on financial instruments at fair value

The September 2015 construction financing includes a number of elements which are recorded on our statement of financial position at fair value. The impact of changes in fair value on our reported results for the year are discussed below.

We determined that the prepayment and extension options in the senior secured term credit facility were embedded derivatives. These embedded derivatives were recorded on the statement of financial position as other assets. The change in fair value of these embedded derivatives was a gain of $3,148 which was recorded in the statement of loss.

We determined that the offtake obligation represented a derivative liability and that the obligation was primarily a function of the purchaser’s gold price option feature. The change in fair value of the offtake obligation since inception resulted in a gain of $2,421 which was recorded in the statement of loss.

We determined that the stream obligation was in substance a debt instrument with embedded derivatives linked to gold and silver commodity prices and interest rates. Changes in the fair value of the stream obligation from period to period are a result of changes in these underlying variables. The change in fair value of the stream obligation since inception resulted in a gain of $11,928. As the stream is in substance a debt instrument, the effective interest on the debt host is capitalized as a borrowing cost during the development of the Brucejack Project. We capitalized $6,613 of interest on the stream obligation to mineral properties, plant and equipment. The capitalized interest was reclassified from the gain on financial instruments at fair value recorded in the statement of loss.

Share-based compensation expense

During the year ended December 31, 2015, stock option expense increased to $5,719 as compared to $2,820 during the year ended December 31, 2014. This was due mainly to the increased number of options granted in 2015 and by the timing of stock option grants. We hire individuals with the required skills to advance our business and stock options may be granted to employees and consultants as part of their overall compensation. Depending on the nature of the awarded recipient’s role, we expense or capitalize to mineral properties, plant and equipment the fair value of these stock option issuances over the vesting period.

During the year ended December 31, 2015, the 2014 Restricted Share Unit Plan (the “2014 RSU Plan”) resulted in $358 being recorded to share-based compensation expense compared to $28 for the year ended December 31, 2014.

During the year ended December 31, 2015, we implemented the 2015 Restricted Share Unit Plan subject to shareholder approval (the “2015 RSU Plan”). Restricted Share Units issued under the 2015 RSU Plan vest in tranches over a three-year period. We recorded $104 to share-based compensation expense.

Other expenses

Salaries for the year ended December 31, 2015 were $4,599 as compared to $1,894 for the comparable period. This was attributed to the Company’s growing work force as we prepare for production at the Brucejack Project and salary increases and bonuses awarded to employees of the Company.

The Company moved its head office location during the year. This attributed to the majority of the increase in office costs to $1,625 for the year ended December 31, 2015 as compared to $1,137 for the year ended December 31, 2014.

Investor relation costs for the year ended December 31, 2015 were $1,430 as compared to $1,106 incurred for the year ended December 31, 2014. Investor relation costs were mainly due to marketing and communication activities conducted within the investment community and community relations with the First Nations.

Professional fees were $540 for the year ended December 31, 2015 compared to $983 for the year ended December 31, 2014. We are currently engaged in two class action lawsuits filed against us in the Ontario Superior Court of Justice and one filed against us in the United States District Court for the Southern District of New York. For details on the class action lawsuits, please see “Commitments, Contingencies and Off-Balance Sheet Arrangements” below. As we have reached our deductible limit with our insurers, future legal expenses associated with the class action lawsuits will be provided for in accordance with our insurance policy.

During the year ended December 31, 2015, the construction financing was denominated in US dollars. The foreign exchange loss of $3,082 compared to a foreign exchange gain of $344 for the comparable period was the result of the subsequent translation of the senior secured term credit facility into CAD resulting in a loss of $7,511 offset by the translation of US denominated cash and cash equivalents to CAD resulting in a gain of $4,392.

We earned interest income on our cash balance for the year ended December 31, 2015 of $714 compared to $406 for the year ended December 31, 2014, directly attributable to cash balances held by the Company. Interest income earned on proceeds from the construction financing were capitalized to mineral properties, plant and equipment.

During the year ended December 31, 2015, we recorded a deferred income tax expense of $5,991 compared to $4,196 for the year ended December 31, 2014. The difference is related to the unrealized gains on financial instruments at fair value including the senior secured term credit facility, offtake obligation and stream obligation offset by the realization of 2015 non-capital losses.

Quarter ended December 31, 2015 compared to the quarter ended December 31, 2014

Net income and comprehensive income for the three months ended December 31, 2015 was $8,757 compared to a loss of $2,094 for the comparable period. The change was largely attributed the change in fair value of the elements of the construction financing including the offtake obligation and stream obligation which resulted in a gain of $26,963. This was offset by an increase in share-based compensation, salaries, foreign exchange loss and deferred income tax expense.

Other expenses

During the three months ended December 31, 2015, share-based compensation increased to $1,702 as compared to $465 for the comparable period. This was due mainly to the increased number of options granted in 2015 and by the timing of stock option grants.

Salaries for the three months ended December 31, 2015 were $2,407 as compared to $736 for the comparable period. This was attributed to the Company’s growing work force as we prepare for production at the Brucejack Project and salary increases and bonuses awarded to employees of the Company.

During the three months ended December 31, 2015, the foreign exchange loss was $5,822 compared to a foreign exchange gain of $166 for the comparable period. This was mainly the result of the subsequent translation of the senior secured term credit facility into CAD resulting in a loss of $5,731.

During the three months ended December 31, 2015, we recorded a deferred income tax expense of $6,318 compared to $591 for the comparable period. The difference is related to the unrealized gains on financial instruments at fair value including the senior secured term credit facility, offtake obligation and stream obligation offset by the realization of 2015 non-capital losses.

Liquidity and Capital Resources

Our cash and cash equivalents as at December 31, 2015 totaled $387,925 increasing $353,430 from $34,495 at December 31, 2014. The increase in cash is largely attributable to the construction financing that was completed on September 21, 2015.

Our working capital as at December 31, 2015 was $360,327 as compared to $33,770 as at December 31, 2014. Working capital items other than cash and cash equivalents consisted of receivables and other of $20,406 and accounts payable and accrued liabilities of $48,004. Receivables and other is comprised primarily of $4,790 of Goods and Services Tax refunds, and $13,207 accrued for BC Mineral Exploration Tax Credits receivable from the Province of BC.

On January 15, 2015, we completed a private placement of 12,836,826 common shares at a price of $6.30 per share with Zijin Mining Group., Ltd. (“Zijin”) for gross proceeds of $80,872 and on January 21, 2015, we completed a private placement with certain shareholders who wished to maintain their respective pro rata interests in the Company in connection with the strategic investment by Zijin. A total of 2,897,490 common shares were issued to subscribers at a price of $6.30 per share for gross proceeds of $18,254.

On June 8, 2015, we completed a private placement of 800,000 flow-through shares at a price of $8.75 per flow-through share for gross proceeds of $7,000. All proceeds associated with the flow-through funds raised in Q2 2015 were spent as of December 31, 2015.

On September 21, 2015, we completed the US$540 million construction financing with Orion and Blackstone. The Financing was comprised of a credit facility for US$350 million, a US$150 million prepayment under a callable gold and silver stream agreement and a private placement of our common shares for US$40 million. Upon closing, we received proceeds of US$340 million that will fund a substantial portion of the costs to develop an underground mine at the Brucejack Project.

Credit Facility

•	Credit Agreement:
o	Senior Secured Loan facility of US$350 million;
o	US$150 million was advanced at closing;
o	Remaining US$200 million available to be drawn in up to $50 million tranches over 18 months with;
o	Each draw subject to an arrangement fee of 3%;
o	Fixed interest rate of 7.5%;
o
Principal and accrued interest compounded quarterly is due at maturity on December 31, 2018, or we can exercise an option to extend maturity to December 31, 2019 on payment of 2.5% of the principal amount outstanding.

•	Offtake Agreement:
o	Applies to sales from first 7.067 million ounces of refined gold;
o
Orion and Blackstone will pay us for refined gold (in excess of any delivered ounces pursuant to the stream obligation) based on a market referenced gold price in US dollars per ounce during a defined pricing period before and after the date of each sale;

o	We have the option to reduce the Offtake obligation by up to 75% by paying:
(a)	US$11 per remaining ounce effective December 31, 2018 or
(b)	US$13 per ounce effective December 31, 2019 on the remaining undelivered gold ounces.

Stream Agreement

•
US$150 million in cash was advanced at closing as prepayment in consideration of a callable stream that applies to 8% of the total precious metals production of 7.067 million ounces of refined gold and 26.279 million ounces of refined silver (the “Refined Precious Metals”) less any Refined Precious Metals production prior to commencement of stream deliveries. The applicable gold ounces from the Brucejack Project under the Offtake Agreement and Refined Precious Metals under the Stream Agreement are refined gold and silver ounces which were estimated to be available for sale in the June 2014 Feasibility Study for the Brucejack Project. The gold ounces subject to the Offtake Agreement will be reduced by the amount of refined gold ounces that is subject to the Stream Agreement.

•	We may elect to repurchase all or a portion of the Refined Precious Metals stream by one of the following options:

o
On December 31, 2018, we can elect to repurchase the entire 8% stream by paying US$237 million or can elect to reduce the stream to 3% of Refined Precious Metals by paying US$150 million, in which case the stream deliveries would commence January 1, 2019; and

o
On December 31, 2019, we can elect to repurchase the entire 8% stream by paying US$272 million or can elect to reduce the stream to 4% of Refined Precious Metals by paying US$150 million, in which case the stream deliveries would commence January 1, 2020.

•
If we do not exercise the right to reduce or repurchase the Refined Precious Metals stream by December 31, 2019, US$20 million will be payable and an 8% stream will apply to the Refined Precious Metals beginning January 1, 2020, with payment of US$400 per ounce of gold and US$4.00 per ounce of silver. If the market price of gold is greater than US$400 per ounce, the excess will decrease the stream obligation until it has been reduced to nil.

•
In the event of a change of control or the sale of the Brucejack Project by us prior to the earlier of (a) our reduction or repurchase of the Refined Precious Metals stream or (b) January 1, 2020, we have the right to repurchase and the lenders can elect to have us repurchase the stream for consideration equal to the greater of: (i) 13.6% of the consideration received by our shareholders or us in such a transaction, or (ii) an amount of cash that generates a 15% rate of return on the US$150 million stream advance.

Private Placement

•
Each of Orion and Blackstone subscribed for 3,848,004 of our common shares at US$5.1975 per common share for aggregate proceeds at closing of US$40 million, based on the 20-day volume weighted average price of our common shares at the close on September 21, 2015.

During the year ended December 31, 2015, an increase in the trading price of our common shares contributed to the exercise of share options awards, which provided us with additional liquidity.

On March 1, 2016, we closed a marketed offering of 28,384,000 common shares at a price of US$4.58 per common share for gross proceeds of US$130 million. The net proceeds will be used (i) to fund development of the Brucejack Project, (ii) for working capital during start-up and (iii) for general corporate purposes.

With the US$540 million construction financing, available cash on hand and the completion of the equity offering of US$130 million, the US$696.8 million estimated development cost of the Brucejack Project is fully funded.

Cash used in investing activities for the year ended December 31, 2015 was $209,691 (2014 - $59,342). For the year ended December 31, 2015, the expenditure increase is due to the commencement of project construction and the increased costs for engineering and mine development. In the prior year ended December 31, 2014, costs were incurred mainly in respect of exploration and evaluation activities at the Projects.

We are a development stage company and as such, we do not generate revenues from operations, except for periodic proceeds from our exploration program gold sales. We rely on equity and/or debt funding for our continuing financial liquidity. Our access to financing is always uncertain. There can be no assurance of continued access to significant equity and/or debt funding.

Commitments, Contingencies and Off-Balance Sheet Arrangements

Class Action Lawsuits

Following the announcement on October 9, 2013 of the resignation of Strathcona Mineral Services Ltd. (“Strathcona”), the consultant responsible for overseeing and reporting on the 10,000-tonne bulk sample, and the announcement of Strathcona’s reasons for resigning on October 22, 2013, the price of our shares on the TSX and the NYSE had a significant drop in value.Canadian Class Actions

We are aware of two proposed class actions filed against us and certain of our officers and directors in the Ontario Superior Court of Justice: the first on October 29, 2013 by David Wong (the “Wong Action”) and the second on November 1, 2013 by Roksana Tahzibi (the “Tahzibi Action”) (collectively, the “Ontario Actions”). The plaintiffs seek certification of a class action on behalf of a class of persons, wherever they reside, who acquired our securities. In the Wong Action, the class period is between November 22, 2012 and October 22, 2013. In the Tahzibi Action, the class period is between July 23, 2013 and October 22, 2013.

The plaintiffs allege that certain of our continuous disclosure documents filed in Canada contained material misrepresentations or omissions regarding our Brucejack Project, including statements with respect to probable mineral reserves and future gold production at Brucejack, and failed to communicate alleged information from Strathcona. The plaintiffs allege these misrepresentations and omissions are actionable as negligent misrepresentations or misrepresentations under various provincial Securities Acts. The plaintiffs seek general damages of $60 million in the Wong Action and $250 million in the Tahzibi Action as well as pre- and post-judgment interest and costs.

There have been no further steps in the Ontario Actions. The Company believes that the allegations made against it in the Ontario Actions are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome of the Ontario Actions.

United States of America Class Actions

Between October 25, 2013 and November 18, 2013, five putative class action complaints were filed in the United States against us and certain of our officers and directors, alleging that we violated the United States securities laws by misrepresenting or failing to disclose material information concerning the Brucejack Project. All five actions were filed in the United States District Court for the Southern District of New York.

In January 2014, the Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552. The Court has appointed as lead plaintiffs in the consolidated action three individuals who are suing on behalf of a putative class of shareholders who purchased our shares between June 11, 2013 and October 21, 2013.

In March 2014, the plaintiffs filed a consolidated amended class action complaint, which we moved to dismiss in May 2014. In July 2014, the plaintiffs filed a second consolidated amended class action complaint (“Second Amended Complaint”). We moved to dismiss the Second Amended Complaint on September 5, 2014. The plaintiffs filed their Opposition to our Motion to Dismiss on October 20, 2014 and we filed our reply brief on November 19, 2014. The Court has not yet issued a decision on the motion.

We believe the allegations made against us in these actions are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings.

In general, litigation claims can be expensive and time consuming to bring or defend and could result in settlements or damages that could significantly affect our financial position. We intend to contest any such litigation claims to the extent of any available defenses. However, it is not possible to predict the final outcome of any current litigation or additional litigation to which we may become party to in the future, and the impact of any such litigation on our business, results of operations and financial condition, could be material.

Contractual Obligations

The following table provides our gross contractual obligations as of December 31, 2015 (in $000’s):

	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
Operating activities:
Decommissioning and restoration provision	$11	$81	$-	$7,161	$7,253
Office lease	688	1,544	-	-	2,232
Financing activities:(1)(2)
Repayment of credit facility (US$192,029)	-	265,768	-	-	265,768
	$699	$267,393	$-	$7,161	$275,253

1)
Pursuant to the stream arrangement, we are obligated to deliver, subject to prepayment options, 8% of up to 7,067,000 ounces of refined gold and 8% of up to 26,297,000 ounces of refined silver commencing on January 1, 2020 and a payment of US$20,000.

2)
Under the Offtake agreement, we are obligated to sell 100% of refined gold (in excess of any delivered ounces pursuant to the stream obligation) up to 7,067,000 ounces. The final purchase price to be paid by the purchaser will be, at the purchase’s option, a market referenced gold price in US dollars per ounce during a defined pricing period before and after the date of each sale.

Related Party Transactions

We have entered into employment agreements with each of our Chairman and CEO (our “CEO”), our President (our “President”), our Chief Financial Officer (our “CFO”), and our Chief Exploration Officer and Vice President (our “CExO”).

Under the employment agreements, the CEO receives a base salary of $500 per year, benefits, an annual performance bonus of 0.25% of the annual increase in the market capitalization of the Company, provided the increase in market capitalization is 10% or more, and the Board of Directors may award a discretionary amount. The President receives a base salary of $450 per year, the CFO receives a base salary of $375 per year and the CExO receives a base salary of $350 per year. Each of the President, CFO and CExO are entitled to extended benefits and are eligible for an annual bonus determined at the discretion of our Board. The CEO, President, CFO and CExO are also entitled, on termination without cause, to twenty-four months’ salary and twice the average annual performance bonus earned in the three years immediately preceding termination.

Subsequent to year end, we announced the departure of our COO who left the Company to pursue other interests.

Critical Accounting Estimates and Judgments

Our significant accounting policies are presented in Note 3 to the consolidated financial statements for the year ended December 31, 2015. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which an estimate is revised and future periods if the revision affects both current and future periods.

Significant judgments about the future and other sources of estimation uncertainty at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made include, but are not limited to, the following:

1)           Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and results of exploration and evaluation activities up to the reporting date. Management has assessed impairment indicators on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of December 31, 2015.

2)           Determination of commercial viability and technical feasibility of the Brucejack Project

The application of the Company’s accounting policy for mineral property development costs requires judgment to determine when technical feasibility and commercial viability of the Brucejack Project was demonstrable. The Company considered the positive NI 43-101 compliant Feasibility Study, the receipt of key environmental permits and the completed construction financing and concluded that commercial viability and technical feasibility of the Brucejack Project had been confirmed in the quarter ended September 30, 2015. At this point, the asset was reclassified to mineral properties, plant and equipment and tested for impairment. Based on the impairment assessment, management concluded that no impairment of the Brucejack Project was required.

3)           Impairment of mineral properties, plant and equipment

The application of the Company’s accounting policy for impairment of mineral properties, plant and equipment requires judgment to determine whether indicators of impairment exist. The review of impairment indicators includes consideration of both external and internal sources of information, including factors such as market and economic conditions, metal prices and forecasts, commercial viability and technical feasibility and estimated project economics. Management has assessed impairment indicators on the Company’s mineral properties, plant and equipment and has concluded that no impairment indicators exist as of December 31, 2015.

4)           Fair value of derivatives and other financial liabilities

The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. Management uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.

Financial Instruments and Other Instruments

Financial assets

We have the following financial assets: cash and cash equivalents, receivables, embedded derivatives associated with the senior secured term credit facility and restricted cash.

Cash and cash equivalents and restricted cash are classified as loans and receivables and are recorded at amortized cost. Interest income is recognized by applying the effective interest rate.
Receivables are classified as loans and receivables and accordingly are recorded initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less any impairment losses.

Derivative instruments, including embedded derivatives, are recorded at fair value through profit or loss and, accordingly, are recorded on the statement of financial position at fair value. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the statement of financial position date or settlement date of the derivative.

Financial liabilities

We have the following financial liabilities: accounts payable and accrued liabilities and debt instruments including the senior secured term credit facility, offtake obligation and stream obligation.

Accounts payable and accrued liabilities and debt are classified as other financial liabilities and are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are held at amortized cost using the effective interest method.

Derivative instruments, including embedded derivatives, such as the offtake obligation and stream obligation are recorded at fair value through profit or loss and, accordingly, are recorded on the statement of financial position at fair value. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the statement of financial position date or settlement date of the derivative.

Financial Risk Management

We are exposed to a variety of financial risks: market risk (including currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk from its use of financial instruments.

Our Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Market Risk

Currency risk

We are subject to currency risk on financial instruments which are denominated in currencies that are not the same as the functional currency of the entity that holds them. We are exposed to currency risk through cash and cash equivalents, accounts payable and accrued liabilities and long-term debt which are denominated in US dollars. The Company has not hedged its exposure to currency fluctuations at this time.

Interest rate risk

We are subject to interest rate risk with respect to our investments in cash and cash equivalents and restricted cash. Our current policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

We are also subject to interest rate risk with respect to the fair value of long-term debt, in particular, the fair value of the embedded derivatives under the senior secured term credit facility, the offtake obligation and the stream obligation which are accounted for at fair value through profit or loss.

Commodity price risk

We are subject to commodity price risk from fluctuations in the market prices for gold and silver. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation and political and economic conditions.

The Company has not hedged the price of any commodity at this time.

The financial instruments impacted by commodity prices are the offtake obligation (a derivative liability) and the stream obligation.

Credit risk

Credit risk is our risk of potential loss if the counterparty to a financial instrument fails to meet its contractual obligations. Our credit risk is primarily attributable to our liquid financial assets including cash and cash equivalents and restricted cash. We limit our exposure to credit risk on financial assets by investing our cash and cash equivalents with financial institutions of high credit quality.

The carrying value of our cash and cash equivalents and restricted cash represent our maximum exposure to credit risk.

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We ensure that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents. Our cash and cash equivalents are currently invested in business and savings accounts with financial institutions of high credit quality which are available on demand by us for our programs. To the extent we do not believe there is sufficient liquidity to meet obligations, we will consider securing additional equity or debt funding.

Capital Management

Our objectives in the managing of the liquidity and capital are to safeguard our ability to continue as a going concern and provide financial capacity to meet our strategic objectives. Our capital structure consists of debt instruments and equity attributable to common shareholders, comprised of issued share capital, contributed surplus, accumulated comprehensive loss and accumulated deficit.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, we may attempt to issue new shares, issue new debt, and acquire or dispose of assets to facilitate the management of our capital requirements. We prepare annual expenditure budgets that are updated as necessary depending upon various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company has sufficient funds to meet its current operating, exploration and development obligations.

Outstanding Share Data

At March 10, 2016, we had the following common shares and share purchase options outstanding.

	Number of securities	Exercise price ($)	Weighted Average Remaining Life (years)
Common shares	173,452,405
Share purchase options	9,292,950	$5.85 - $17.46	2.42
Fully diluted	182,745,355

Risks and Uncertainties

Natural resources exploration and development involves a number of risks and uncertainties, many of which are beyond our control. These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A and those identified in our Annual Information Form dated March 31, 2015 and filed on SEDAR, which are incorporated by reference in this MD&A.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Internal Control over Financial Reporting

Management assessed the effectiveness of our internal control over financial reporting (“ICFR”) as of December 31, 2015. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (COSO 2013).

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There has been no change in our internal control over financial reporting during the year ended December 31, 2015 that has materially affected, or is reasonably likely to affect our internal control over financial reporting.

Disclosure Controls and Procedures

Management assessed the effectiveness of our disclosure controls and procedures as of December 31, 2015. Based upon the results of that evaluation, management concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information disclosed by us in the reports that we file were appropriately recorded, processed, summarized and reported to allow timely decisions regarding required disclosure.

Statement Regarding Forward-Looking Information

In connection with the forward-looking statements contained in this MD&A, we have made certain assumptions about our business, including about our planned exploration and development activities; the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Project; timing and receipt of approvals, consents and permits under applicable legislation; and the adequacy of our financial resources. We have also assumed that no significant events occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this MD&A, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein.

This MD&A contains ‘‘forward-looking information’’ and ‘‘forward looking statements’’ within the meaning of applicable Canadian and United States securities legislation.

Forward-looking information may include, but is not limited to, risks related to information with respect to our planned exploration and development activities, the adequacy of our financial resources, the estimation of mineral resources and reserves, realization of mineral resource and reserve estimates, timing of development of the Brucejack Project, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Project, timing and receipt of approvals, consents and permits under applicable legislation, our executive compensation approach and practice, and adequacy of financial resources. Wherever possible, words such as ‘‘plans’’, ‘‘expects’’, ‘‘projects’’, ‘‘assumes’’, ‘‘budget’’, ‘‘strategy’’, ‘‘scheduled’’, ‘‘estimates’’, ‘‘forecasts’’, ‘‘anticipates’’, ‘‘believes’’, ‘‘intends’’ and similar expressions or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘might’’ or ‘‘will’’ be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, risks related to:

•	uncertainty as to the outcome of legal proceedings including certain class action proceedings in the U.S. and Canada;

•	our ability to repay indebtedness;

•	the effect of indebtedness on cash flow and business operations;

•	our ability to satisfy commitments under stream and offtake agreements and the effect of restrictive covenants in such agreements;

•	our ability to raise enough capital to fully fund the capital costs required to complete construction at the Brucejack Project;

•	assumptions regarding expected operating costs and expenditures, production schedules, economic returns and other projections;

•	our production estimates, including accuracy thereof;

•	the exploration, development and operation of a mine or mine property, including the potential for undisclosed liabilities on our mineral projects;

•	the fact that we have no mineral properties in production or development and no history of production or revenue;

•	our ability to obtain adequate financing for our planned exploration and development activities and to complete further exploration programs;

•	our ability to achieve commercial production at the Brucejack Project in the timeline we anticipate;

•	the operation and economic viability of the development of the Brucejack Project;

•	dependency on the Brucejack Project for our future operating revenue;

•	the accuracy of our resource and reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which they are based;

•	our mineral resource estimates, including accuracy thereof and our ability to upgrade such mineral resource estimates and establish mineral reserve estimates;

•	uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;

•	commodity price fluctuations, including gold price volatility;

•	our history of negative operating cash flow, incurred losses and accumulated deficit;

•	failure of counterparties to perform their contractual obligations;

•	market events and general economic conditions;

•	the inherent risk in the mining industry;

•	the commercial viability of our current and any acquired mineral rights;

•	availability of suitable infrastructure or damage to existing infrastructure;

•	governmental regulations, including environmental regulations;

•	delay in obtaining or failure to obtain required permits, or non-compliance with permits that are obtained;

•	increased costs and restrictions on operations due to compliance with environmental laws and regulations;

•	compliance with emerging climate change regulation;

•	uncertainties relating to additional claims and legal proceedings;

•	adequate internal control over financial reporting;

•	increased costs of complying with the Dodd-Frank Act;

•	potential opposition from non-governmental organizations;

•	uncertainty regarding unsettled First Nations rights and title in British Columbia;

•	uncertainties related to title to our mineral properties and surface rights;

•	land reclamation requirements;

•	our ability to identify and successfully integrate any material properties we acquire;

•	uncertainties related to title to our mineral properties and surface rights;

•	currency fluctuations;

•	increased costs affecting the mining industry;

•	increased competition in the mining industry for properties, qualified personnel and management;

•	our ability to attract and retain qualified management;

•	some of our directors’ and officers’ involvement with other natural resource companies;

•	potential inability to attract development partners or our ability to identify attractive acquisitions;

•	potential liabilities associated with our acquisition of material properties;

•	our ability to comply with foreign corrupt practices regulations and anti-bribery laws;

•	changes to relevant legislation, accounting practices or increasing insurance costs;

•	our anti-takeover provisions could discourage potentially beneficial third party takeover offers;

•	significant growth could place a strain on our management systems;

•	share ownership by our significant shareholders;

•	there is no market for our securities other than our common shares;

•	the trading price of our common shares is subject to volatility due to market conditions;

•	future sales or issuance of our equity securities;

•	certain actions under U.S. federal securities laws may be unenforceable;

•	our broad discretion relating to the use of proceeds from financings;

•	we do not intend to pay dividends in the near future; and

•	our being treated as a passive foreign investment company for U.S. federal income tax purposes.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking statements involve statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in our Annual Information Form dated March 31, 2015 which is filed on SEDAR and in the United States on Form 40-F through EDGAR at the SEC’s website at www.sec.gov.

Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In connection with the forward-looking statements contained in this prospectus, we have made certain assumptions about our business, including about our planned exploration and development activities; the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Project; timing and receipt of approvals, consents and permits under applicable legislation; and the adequacy of our financial resources. We have also assumed that no significant events will occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date hereof, forward-looking statements are not guarantees of future performance due to the inherent uncertainty therein. We do not assume any obligation to update forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking statements.